

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2024

Javier Alvarez-Cienfuegos
Corporate Counsel
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Calle Azul, 4
28050 Madrid
Spain

Re: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Amendment No. 1 to the Form F-4 filed September 20, 2024
File No. 333-281111

Dear Javier Alvarez-Cienfuegos:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 1 to Form F-4 filed September 20, 2024

General

1. We note your response to prior comments 17 and 18 in our letter dated August 21, 2024. As noted in our prior comments, whether BBVA will or may waive or reduce the minimum acceptance condition in the context of this exchange offer will fundamentally impact the disclosure throughout the Form F-4. Therefore, we will defer our review of the amended Form F-4 and comment responses until BBVA provides a response to prior comments 17 and 18 and makes corresponding changes to the Form F-4. We note that BBVA may have made a determination on this point. In response to a question in a September 25, 2024 interview regarding whether BBVA will waive or reduce the 50.01% minimum acceptance condition in the exchange offer, Onur Geng responded: "So if 50% is not met, we drop the deal. Very simple here." See BBVA's Form 425 filed on September 26, 2024.

Risk Factors
BBVA may fail to fully realize the expected benefits and synergies of completing the exchange offer, page 38

2.   We note your response to prior comments 3 and 4, which addressed the possible impact on BBVA's ability to capture many of the synergies if you are unable to complete the squeeze-out merger. Please clarify whether any significant delay in merging the main banking entities of BBVA and Banco Sabadell, would materially impact the capital requirements of both entities and therefore impact the profitability of either bank. If so, address whether any enhanced capital obligations for operating separate entities could materially impact your ability to achieve the synergies discussed in the F-4.

Unaudited Pro Forma Condensed Financial Information, page 45

3.   We note your tabular unaudited pro forma information depicts the exchange offer assuming the acquisition by BBVA of 100% of Banco Sabadell share capital, as well as your footnote disclosure on page 55 quantifying the impacts if the exchange offer were accepted by holders of Banco Sabadell shares representing 50.01% of its share capital. Please address the following:
  •   Given the range of possible outcomes, revise to disclose the pro forma information assuming the minimum acceptance (i.e., 50.01%) with equal prominence to the maximum acceptance (i.e., 100%). For example, consider presenting separate columns depicting pro forma information using both minimum and maximum thresholds.
  •   To the extent it is possible that the merger will be completed based on an acceptance rate below the current minimum threshold, include accompanying disclosure to explain the possible impacts and range of outcomes to the pro forma information if this were to occur. If the minimum number of acceptances would result in application of different accounting treatment (e.g. equity method), revise to present full pro forma financial information assuming each accounting method.

Squeeze-out and Merger, page 119

4.   We note your reference to initial opposition expressed by the Minister for Economy, Trade and Business. Please clarify if the Minister has subsequently made statements indicating that his initial response had changed since the submission of your regulatory approvals and the receipt of approvals from other regulatory authorities. If you do not have a basis to believe that the Minister's opposition has changed, please clarify the extent to which an ongoing failure to approve the transaction might negatively impact your ability to manage the combined business after the completion of the offer. Please update the disclosure throughout based on the response. Investors should be able to understand the risks to an investment in the combined BBVA, in the event that you are not able to complete the merger of the two franchises.

        Please contact Shane Callaghan at 202-551-6799, Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance